SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8- 52575

RECEIVED FEB 28 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 365

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Miller Akins & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One E. Uwchlan Avenue Suite 108
(No. and Street)

Exton	PA	19341
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James P. Miller (610)280-9999
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kuntz Lesher LLP
(Name — *if individual, state last, first, middle name*)

215 South Centerville Road	PO Box 8408	Lancaster PA	17604
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James P. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Miller Akins & Company, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notarial Seal
Jean M. Hambleton, Notary Public
Lancaster, Lancaster County
My Commission Expires March 1, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLER AKINS & COMPANY, INC.

FINANCIAL STATEMENTS

AND ADDITIONAL INFORMATION

DECEMBER 31, 2001 AND 2000

CONTENTS

Kuntz Lesher
LLP

215 S. Centerville Road
P.O. Box 8408
Lancaster, PA 17604

717-394-5666
fax 717-394-0693
www.klllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Miller Akins & Company, Inc.
Exton, PA

We have audited the accompanying statements of financial condition of Miller Akins & Company, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2001 and the period April 3, 2000 (date of inception) through December 31, 2000 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miller Akins & Company, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001 and the period April 3, 2000 (date of inception) through December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kuntz Lesher LLP
February 23, 2002

MILLER AKINS & COMPANY, INC.

STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31, 2001	DECEMBER 31, 2000
ASSETS		
CURRENT ASSETS		
Cash and equivalents	$ 20,234	$ 22,016
Commissions receivable	269,741	31,503
Shareholder advances	21,400	8,400
Prepaid expenses	-	6,364
TOTAL CURRENT ASSETS	311,375	68,283
OTHER ASSETS		
Deposits	2,013	2,013
Fixed assets, net of accumulated depreciation	11,783	9,444
TOTAL ASSETS	$ 325,171	$ 79,740
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 5,765	$ 908
Accrued payroll and expenses	80,617	27,292
Current portion of long-term debt	1,321	1,127
TOTAL CURRENT LIABILITIES	87,703	29,327
LONG-TERM DEBT - net of current portion	977	2,324
TOTAL LIABILITIES	88,680	31,651
STOCKHOLDERS' EQUITY		
Common stock, no par value; authorized 1,000 shares, issued and outstanding 1,000 shares at December 31, 2001 and 800 shares at December 31, 2000	100,000	80,000
Retained earnings (deficit)	136,491	(31,911)
TOTAL STOCKHOLDERS' EQUITY	236,491	48,089
COMMITMENT - Note G		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 325,171	$ 79,740

The accompanying notes are an integral part of the financial statements.

MILLER AKINS & COMPANY, INC.

STATEMENTS OF OPERATIONS

	YEAR ENDED DECEMBER 31, 2001	FROM INCEPTION THROUGH DECEMBER 31, 2000
Revenue:		
Commissions	$ 879,139	$ 88,584
Investment income	520	543
	879,659	89,127
Expenses:		
Clearing charges	85,784	9,929
Quote services	20,009	12,109
Payroll and benefits	480,511	33,520
Professional development	582	1,059
Occupancy expense	28,796	14,494
Equipment rent	116	-
Professional fees	18,042	23,980
Travel and entertainment	14,779	7,314
Auto expense	10,423	-
Advertising	785	4,635
Insurance	2,047	623
Taxes and licenses	460	175
Dues and subscriptions	818	1,502
Telephone	6,875	5,860
Office expense	4,008	3,788
Data processing	1,168	775
Depreciation expense	2,795	1,080
Commissions expense	14,000	-
Miscellaneous expense	3,929	-
Non-operating expense	330	195
	696,257	121,038
NET INCOME (LOSS)	$ 183,402	$ (31,911)

The accompanying notes are an integral part of the financial statements.

MILLER AKINS & COMPANY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001 AND THE

PERIOD APRIL 3, 2000 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2000

	COMMON STOCK	RETAINED EARNINGS (DEFICIT)	TOTAL
Balance, April 3, 2000	$ -	$ -	$ -
Net loss	-	(31,911)	(31,911)
Issuance of 800 shares of common stock	80,000	-	80,000
Balance, December 31, 2000	80,000	(31,911)	48,089
Net income	-	183,402	183,402
Issuance of 200 shares of common stock	20,000	-	20,000
Dividends paid	-	(15,000)	(15,000)
Balance, December 31, 2001	$ 100,000	$ 136,491	$ 236,491

The accompanying notes are an integral part of the financial statements.

MILLER AKINS & COMPANY, INC.

STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2001	FROM INCEPTION THROUGH DECEMBER 31, 2000
Cash flows from operating activities:		
Net income (loss)	$ 183,402	$ (31,911)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	2,795	1,080
Increase (decrease) in cash due to changes in assets and liabilities:		
Receivables	(238,238)	(31,503)
Prepaid expenses	6,364	(6,364)
Deposits	-	(2,013)
Accounts payable	4,857	908
Accrued expenses	53,325	27,292
Total adjustments	(170,897)	(10,600)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	12,505	(42,511)
Cash flows from investing activities:		
Capital expenditures	(5,134)	(6,808)
Shareholder advances	(13,000)	(8,400)
NET CASH USED IN INVESTING ACTIVITIES	(18,134)	(15,208)
Cash flows from financing activities:		
Principal payments on lease obligation	(1,153)	(265)
Proceeds from the issuance of common stock	20,000	80,000
Dividends paid	(15,000)	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	3,847	79,735
NET INCREASE (DECREASE) IN CASH	(1,782)	22,016
Cash and cash equivalents at beginning of year	22,016	-
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 20,234	$ 22,016
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ 330	$ 195

The Company acquired certain computer equipment during 2000 through a capital lease in the amount of $3,716.

The accompanying notes are an integral part of the financial statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Miller Akins & Company, Inc. (the "Company") was formed on April 3, 2000 to provide exclusive service for Corporations repurchasing debt and preferred stock issues in the open market. The Company is a member of the National Association of Securities Dealers ("NASD") registered as a broker/dealer. Revenue is recognized when trades are settled.

ESTIMATES

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenue, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

INCOME TAXES

The Company has elected to file its federal income tax return as an S Corporation, under the provisions of Section 1372(a) of the Internal Revenue Code. The effect of the election is the elimination of federal and state income taxes at the corporate level and the allocation of the Company's taxable income or loss onto the individual income tax returns of the shareholders.

ADVERTISING COSTS

Advertising and marketing costs are charged to expense as incurred. Advertising expense was $785 and $4,635 for the year ended December 31, 2001 and the period ended December 31, 2000, respectively.

CONCENTRATION OF CREDIT RISK

Financial instruments which subject the Company to credit risk consist primarily of receivables, shareholder advances, and uninsured cash and cash equivalent accounts.

SHAREHOLDER DISTRIBUTION POLICY

The Company's policy is to make distributions to shareholders in amounts sufficient to cover any tax liabilities as a result of the S corporation elections.

NOTE B - SHAREHOLER ADVANCES

The Company had advances of $21,400 and $8,400 to its shareholders at December 31, 2001 and December 31, 2000, respectively. In 2002 this was converted to a note receivable due on demand with interest at 5%.

NOTE C - FIXED ASSETS

Fixed assets consisted of the following:

	DECEMBER 31, 2001	DECEMBER 31, 2000
Office equipment	$ 7,805	$ 5,639
Furniture and fixtures	7,853	4,885
	15,658	10,524
Less accumulated depreciation	3,875	1,080
	$ 11,783	$ 9,444

Depreciation charged to operations was $2,795 and $1,080 for the year ended December 31, 2001 and the period ended December 31, 2000, respectively. All fixed assets are being depreciated using the straight-line method. Office equipment is depreciated over 3 to 7 years and furniture and fixtures over 7 years.

NOTE D - LONG-TERM DEBT AND CAPITAL LEASE

The Company's long-term debt consists of the following:

	DECEMBER 31, 2001	DECEMBER 31, 2000
Capital lease payable with monthly payments of $133, including interest at 15.9% through maturity in August, 2003. Secured by leased equipment.	$ 2,298	$ 3,451
Less current portion	1,321	1,127
	$ 977	$ 2,324

The maturities of this long-term debt are as follows: 2002 - $1,321, 2003 - $977.

The Company has lease payments remaining of $2,662 of which $338 represents interest on this capital lease payable. The capitalized value of the leased equipment is $3,790 and related accumulated depreciation was $1,263 and $526 at December 31, 2001 and 2000, respectively.

NOTE E - NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (8 to 1 for 12 months after commencing business as a broker/dealer). As of December 31, 2001, the Company had net capital of $203,007 (see page 9), which was $197,096 in excess of its required net capital of $5,911. The Company's net capital ratio as of December 31, 2001 was .43 to 1.

NOTE F - RESERVE REQUIREMENTS UNDER RULE 15c3-3

Rule 15c3-3 under the Securities Exchange Act of 1934 requires brokers and dealers maintaining customer accounts to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers in an amount computed in accordance with formulas defined in the rule. The Company is exempt from the provisions of the rule under section (k)(2)(ii). The Company has claimed this exemption because it acts as an introducing broker/dealer and clears all transactions with customers on a fully disclosed basis.

NOTE G - LEASE COMMITMENTS

As of December 31, 2001, the Company is obligated under noncancelable leases for certain equipment, services, vehicles, and office space. During the year ended December 31, 2001 and the period ended December 31, 2000, the Company incurred rent expense of $55,549 and $25,660, respectively.

Minimum future rentals under the operating leases for the years ending December 31 are as follows:

2002	$ 46,743
2003	21,364
2004	3,448

NOTE H - SHAREHOLDERS' AGREEMENT

During the year ended December 31, 2001, a shareholder agreement was entered into. Upon the death, disability, bankruptcy or termination of a shareholder, the Company is obligated to redeem the outstanding shares of stock of that shareholder. The redemption price is to be set annually by the shareholders. No redemption price has been set to date.

MILLER AKINS & COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$236,491
Deductions - non-allowable assets:	
Haircut on securities	321
Fixed assets (less excluded indebtedness secured by such assets)	9,485
Shareholder advances	21,400
Deposits	2,013
Other	265
NET CAPITAL	$203,007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,911
Net capital in excess of requirement	197,096
NET CAPITAL*	$203,007

*This amount differed from the net capital originally filed in the Company's December 31, 2001 Focus Report.

RECONCILIATION OF NET CAPITAL TO DECEMBER 31, 2001 FOCUS REPORT NET CAPITAL

Net capital as originally reported	$200,710
Audit adjustment to prepaid expenses and fixed assets	2,297
	$203,007

See Note E to the Financial Statements

Kuntz Lesher LLP

215 S. Centerville Road
P.O. Box 8408
Lancaster, PA 17604

717-394-5666
fax 717-394-0693
www.klllp.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Miller Akins & Company, Inc.
Exton, PA

In planning and performing our audit of the financial statements and supplemental schedule of Miller Akins & Company, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and to determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kurtz Lind LLP

February 23, 2002